·LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

03 OCT -2 AM 7:21

Please reply to Fax No: 020 7880 5111

03032423

30 September 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 10/2

cc. Mr. Brian Teitelbaum (Citibank)

30 September 2003

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 26 weeks to 26 July 2003

Summary

- Strong performance from the UK business
- UK like-for-like sales up 5%
  - UK Home like-for-like sales up 6%
  - UK Fashion like-for-like sales up 2%
- Exit from Continental Europe progressing on schedule. Turnover £12.0 million (2002: £16.7 million)
- Group turnover £137.9 million (2002: £140 million)
- £1.0 million (2002: £0.2 million) loss before tax and exceptional items, of which £700,000 directly attributable to Continental Europe
- Fundamental restructuring of the Fashion business

Ainum Mohd-Saaid, Joint Chief Executive Officer said:

"We are seeing the benefit of our multi-channel retail approach covering stores, mail order and the internet. We are encouraged by the progress we are making in the UK business and look forward to growth in both Fashion and Home Furnishings."

Rebecca Navarednam, Joint Chief Executive Officer, added:

"2003 is a year of progress for Laura Ashley as we continue to negotiate our exit from Continental Europe, implement fundamental changes to our Fashion division and stabilise the business."

Enquiries:

Laura Ashley Holdings plc — **020 7404 5959 (30 Sept)**
David Cook, Chief Financial Officer — 020 7880 5100 (thereafter)
Diana Bourne, Head of Public Relations

Brunswick — **020 7404 5959**

Results

For the 26 weeks ended 26 July 2003, Laura Ashley recorded total Group turnover of £137.9 million (2002: £140.0 million) a reduction of less than two percent over the same period last year. The ongoing disposal programme in Continental Europe and lower franchise sales accounted for this reduction. Overall retail like-for-like sales for the period were up 2% (UK +5%, Continental Europe -26%). Overheads are £3.0 million lower mainly due to the closure of stores in Continental Europe. The Group recorded a loss before tax of £1.0 million (2002: £0.2 million loss), of which £700,000 is directly attributable to Continental Europe.

Continental Europe

In January 2003, we announced our strategic decision to withdraw from our European operations whilst securing franchise agreements for stores in Continental Europe where possible.

In June 2003, we announced that we had entered into conditional Heads of Terms for the disposal and franchise of six stores in Switzerland, Austria and Italy. Discussions are ongoing to finalise the sale and purchase agreement.

We recently announced that the Group had completed the sale of its operations in Belgium, Luxembourg and the Netherlands to Laben Holding BV. This sale related to companies owning three stores in Belgium, one in Luxembourg and seven in the Netherlands. The purchaser has entered into a single, renewable franchise agreement with the Group for an initial four and a half year period.

Since January 2003, the Group has closed 34 stores (one in Holland, one in Belgium, four in Austria, eight in France, and 20 in Germany). The Group is currently negotiating the franchise or closure of the remaining five stores in France.

Upon successful completion of all of the above negotiations, the remaining 11 stores will have either been closed or franchised and the Group will have then completed its exit from Continental Europe.

Home Furnishings

In the first half, total retail Home Furnishings sales growth was 3% (UK +9%, Continental Europe -39%). This was due to strong like-for-like growth in the UK, the full year impact of new stores opened last year and the addition of three new edge of town Home Furnishing stores in this period. Like-for-like sales for the period were +3% (UK +6%, Continental Europe -29%). The growth in the UK has come primarily from strong performances from cabinet furniture and accessories.

As we highlighted in May, management has focused on underlying product margins in the Home Furnishings business by working with suppliers to reduce costs and by managing purchasing in order to reduce the number of markdowns in store. As a result, we have seen an increase of 1.5% in underlying product margins over the first half, and we will continue to review our supply chain in order to improve the margin rate.

The Design Service is showing strong growth, with average order value increasing over the period. Our Commercial Design Service continues to win new contracts.

Fashion

In the first half, total Fashion retail sales were down 4% (UK +3%, Continental Europe –42%). Like-for-like sales were flat (UK +2%, Continental Europe –21%). The closure of Continental European stores has clearly affected total sales figures. In the UK business, however, we are encouraged by the improvement in like-for-like sales.

The management team has undertaken a fundamental restructuring of the Fashion business, by strengthening the design team and drawing upon the successes within the Home Furnishings business to improve performance. We have initiated actions to streamline the number of collections in store and review the buying strategy and promotions. We are working with our suppliers to ensure we provide a quality product that appeals to our customers. We believe that we have a good strategy for improving the Fashion business over the medium to long term.

Mail Order and Internet

Mail Order's strong sales growth has continued at 38% compared to the first half of last year, with Home Furnishings being the key driver. Fashion Mail Order, which completed its first full year of trading last year, is progressing well. We have again increased the number of pages in the catalogues and are investing in acquiring new customers in order to grow both sides of the business.

Our Internet sales are ahead of our expectations. We have gained market share and, in the first half of the year, the number of registered users has doubled to more than 100,000.

Store Portfolio

We have undertaken a strategic review of our stores in order to determine the best product mix for each store. Starting next year, an initial 19,000 square feet of selling space will be reassigned as we change the ratio of Fashion and Home Furnishings product to best utilise space in key stores. In trials this year, we have seen increased sales densities in both Home Furnishings and Fashion.

In the last 6 months, we have opened 4 new stores. We now have 31 edge of town Home Furnishings stores which are largely located in residential areas and are performing well. We anticipate a number of additional store openings next year. We have also closed 8 stores, most of which were Homebase concessions. This has resulted in a net decrease in overall selling space of 1%.

Franchising and Licensing

Our global franchise partners, in the USA, the Far East and the Middle East, had a difficult first half, with SARS and the war in Iraq impacting sales and we experienced a decline in franchise sales. As previously announced, our franchise partner in North America is concentrating on licensing opportunities in this territory and has therefore closed all of its stores. In Japan, our franchise partner has negotiated alternative sourcing for some basic Fashion products, reducing its contribution to sales but having only a negligible impact on profits. We anticipate that new Continental European franchise agreements will start contributing to Group profits in 2005.

The Licensing business performed to expectations. In the first half, we signed licensing agreements for tiles and carpets in the UK and we are continuing to work on new licensing

Dividend

In light of the current financial situation, the Directors consider that the Company is not able to pay an interim dividend at this time.

Current trading

Trading for the eight weeks to 20 September 2003 is shown in the table below. In line with a number of retailers, August and September have been difficult months for Fashion, partly due to recent hot weather. Home Furnishings continues to trade ahead this year. There has been a small decline in margins over the past 8 weeks, which we expect to recover over the full year.

Turnover - Current Like-For-Like Movements
8 Weeks To 20th September 2003

	Fashion	Home	Total
UK	-2.2%	3.5%	1.6%
Europe	-27.0%	4.1%	-7.5%
Total	-3.1%	3.6%	1.3%

Group Profit and Loss Account
For the 26 weeks ended 26 July 2003

	26 weeks to 26 July 2003 (unaudited) Total £m	26 weeks to 27 July 2002 (unaudited) Total £m	52 weeks to 25 January 2003 (audited) Total £m
Turnover	**137.9**	140.0	292.0
Cost of sales	**(82.5)**	(80.9)	(174.3)
Gross profit	**55.4**	59.1	117.7
Operating expenses	**(56.4)**	(59.4)	(122.2)
Operating loss	**(1.0)**	(0.3)	(4.5)
Share of operating profit of associated undertaking	**0.5**	0.6	0.9
Losses on termination of operations	-	-	(9.2)
(Loss)/profit on ordinary activities before interest	**(0.5)**	0.3	(12.8)
Interest receivable	**0.1**	0.1	0.2
Interest payable	**(0.6)**	(0.6)	(1.5)
Loss on ordinary activities before taxation	**(1.0)**	(0.2)	(14.1)
Taxation on loss on ordinary activities	**(0.3)**	(0.7)	(1.4)
Loss for the financial period	**(1.3)**	(0.9)	(15.5)
Loss per share - basic and diluted	**(0.20)p**	(0.16)p	(2.62)p

The Group's results shown above are derived entirely from continuing operations.

Statement of Total Recognised Gains and Losses
For the 26 weeks ended 26 July 2003

	26 weeks to 26 July 2003 (unaudited) £m	26 weeks to 27 July 2002 (unaudited) £m	52 weeks to 25 January 2003 (audited) £m
Loss on ordinary activities after taxation	**(1.3)**	(0.9)	(15.5)
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	**(1.2)**	0.2	(0.5)
Total recognised losses for the period	**(2.5)**	(0.7)	(16.0)

Group Balance Sheet.

As at 26 July 2003

	At 26 July 2003 (unaudited) £m	At 27 July 2002 (unaudited) £m	At 25 January 2003 (audited) £m
Fixed assets			
Tangible fixed assets	**36.8**	45.0	40.1
Investment in associated undertaking	**3.4**	3.3	3.3
Own shares	**0.8**	0.8	0.8
Total investments	**4.2**	4.1	4.1
	41.0	49.1	44.2
Current assets			
Stocks	**52.0**	53.5	47.0
Debtors	**27.7**	30.8	26.7
Short-term deposits and cash	**11.4**	5.2	11.8
	91.1	89.5	85.5
Creditors: amounts due within one year			
Trade and other creditors	**63.6**	59.2	62.0
Net current assets	**27.5**	30.3	23.5
Total assets less current liabilities	**68.5**	79.4	67.7
Creditors: amounts due after one year			
Trade and other creditors	**6.1**	9.7	8.4
	6.1	9.7	8.4
Provisions for liabilities and charges	**3.9**	1.9	6.8
Net assets	**58.5**	67.8	52.5
Capital and reserves			
Share capital	**37.3**	29.8	29.8
Share premium account	**86.7**	85.7	85.7
Profit and loss account	**(65.5)**	(47.7)	(63.0)
Equity shareholders' funds	**58.5**	67.8	52.5

Group Cash Flow Statement
For the 26 weeks ended 26 July 2003

	26 weeks to 26 July 2003 (unaudited) £m	26 weeks to 27 July 2002 (unaudited) £m	52 weeks to 25 January 2003 (audited) £m
Net cash (outflow)/inflow from operating activities	**(1.3)**	(2.8)	8.7
Dividends received from associated undertaking	**0.2**	0.2	0.2
Returns on investments and servicing of finance			
Interest received	**0.1**	0.3	0.4
Interest paid	**(0.4)**	(0.3)	(1.0)
Interest element of finance lease rental payments	**(0.2)**	(0.2)	(0.4)
Net cash outflow for returns on investments and servicing of finance	**(0.5)**	(0.2)	(1.0)
Net tax paid	**(0.1)**	(0.8)	(2.0)
Capital expenditure			
Acquisition of tangible fixed assets	**(1.4)**	(11.4)	(15.1)
Disposal of tangible fixed assets	**1.5**	-	0.1
Net cash inflow/(outflow) for capital expenditure and financial investment	**0.1**	(11.4)	(15.0)
Net cash outflow before financing	**(1.6)**	(15.0)	(9.1)
Financing			
Issue of ordinary share capital	**9.0**	-	-
Expenses of share issue	**(0.5)**	-	-
Loans (repaid)/taken out	**(6.2)**	12.7	14.1
Net cash (outflow)/inflow from capital element of finance leases	**(1.3)**	0.4	(0.5)
Net cash inflow from financing	**1.0**	13.1	13.6
Net (decrease)/increase in cash	**(0.6)**	(1.9)	4.5

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

	26 weeks to 26 July 2003 (unaudited) £m	26 weeks to 27 July 2002 (unaudited) £m	52 weeks to 25 January 2003 (audited) £m
Net (decrease)/increase in cash	**(0.6)**	(1.9)	4.5
Cash outflow/(inflow) from changes in loans and leases	**7.5**	(13.1)	(13.6)
Change in net cash resulting from cash flows	**6.9**	(15.0)	(9.1)
Other non-cash items:			
New finance leases	**-**	(0.1)	-
Translation differences	**0.3**	0.1	0.3
Change in net funds during the period	**7.2**	(15.0)	(8.8)
Net (debt)/funds at the beginning of the period	**(8.5)**	0.3	0.3
Net debt at the end of the period	**(1.3)**	(14.7)	(8.5)

Notes

1 Basis of preparation

The unaudited results for the 26 weeks ended 26 July 2003 were approved by the Board of Directors on 29 September 2003 and have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting principles applied are those set out in the Annual Report and Accounts for the year ended 25 January 2003 together with any subsequent requirements thereafter.

The results for the year ended 25 January 2003 are extracted from the Group's full statutory accounts for that year

The financial information in this statement does not constitute full statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full statutory accounts for the year ended 25 January 2003 incorporating an unqualified auditors' report have been delivered to the Registrar of Companies.

2 Segmental analysis

	26 weeks to 26 July 2003 Total (unaudited) £m	26 weeks to 27 July 2002 Total (unaudited) £m	52 weeks to 25 January 2003 Total (audited) £m
Turnover			
Retail	**124.4**	122.1	254.7
Non-retail	**13.5**	17.9	37.3
	137.9	140.0	292.0

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.

Non-retail turnover includes Licensing, Franchising and Manufacturing.

Loss before taxation			
Branch contribution			
Retail	**8.7**	11.1	16.5
Non-retail	**3.7**	4.7	10.3
	12.4	15.8	26.8
Indirect overhead costs	**(13.4)**	(16.1)	(31.3)
Operating loss	**(1.0)**	(0.3)	(4.5)
Share of profit of associated undertaking	**0.5**	0.6	0.9
Losses on termination of operations	**-**	-	(9.2)
Net interest payable	**(0.5)**	(0.5)	(1.3)
Loss on ordinary activities before taxation	**(1.0)**	(0.2)	(14.1)
Net assets			
Retail	**43.6**	52.7	37.6
Non-retail	**14.9**	15.1	14.9
	58.5	67.8	52.5

Retail branch contribution reflects contribution through Laura Ashley managed stores, Mail Order and Internet. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

3 Principal exchange rates

	26 weeks to 26 July 2003		26 weeks to 27 July 2002		52 weeks to 25 January 2003	
	Average	**Period end**	Average	Period end	Average	Period end
US Dollar	**1.61**	**1.62**	1.46	1.57	1.51	1.63
Euro	**1.45**	**1.41**	1.60	1.58	1.58	1.51
Japanese Yen	**192**	**193**	186	186	188	192

4 Taxation

Taxation has been calculated by applying the rate of tax in the individual fiscal territories to the results for this period.

5 **Loss per share**

Basic and diluted loss per share is calculated by dividing the loss attributable to ordinary shareholders by the weighted average number of ordinary shares during the year.

	26 weeks to 26 July 2003 (unaudited)	26 weeks to 27 July 2002 (unaudited)	52 weeks to 25 January 2003 (audited)
Loss attributable to ordinary shareholders (£m)	**(1.3)**	(0.9)	(15.5)
Weighted average number of ordinary shares ('000) - basic and diluted	**659,925**	594,340	594,340
Loss per share	**(0.20)p**	(0.16)p	(2.62)p

6 **Reconciliation of movements in shareholders' funds**

	26 weeks to 26 July 2003 (unaudited) £m	26 weeks to 27 July 2002 (unaudited) £m	52 weeks to 25 January 2003 (audited) £m
Loss for the financial period	**(1.3)**	(0.9)	(15.5)
Other recognised (losses) and gains (net)	**(1.2)**	0.2	(0.5)
New share capital subscribed, after issue costs of £0.5m	**8.5**	-	-
Net addition to/(decrease in) shareholders' funds	**6.0**	(0.7)	(16.0)
Opening equity shareholders' funds	**52.5**	68.5	68.5
Closing equity shareholders' funds	**58.5**	67.8	52.5

7 Profit and loss account

	(unaudited) £m
At 25 January 2003	(63.0)
Loss retained for the period	(1.3)
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	(1.2)
At 26 July 2003	**(65.5)**

8 Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

	26 weeks to 26 July 2003 (unaudited) £m	26 weeks to 27 July 2002 (unaudited) £m	52 weeks to 25 January 2003 (audited) £m
Operating loss	**(1.0)**	(0.3)	(4.5)
Depreciation charge	**3.8**	3.7	8.4
Profit on sale of fixed assets	**(0.6)**	-	(0.1)
(Increase)/decrease in stocks	**(4.7)**	(1.6)	5.0
Increase in debtors	**(0.9)**	(4.2)	(0.1)
Increase/(decrease) in creditors	**5.3**	(0.2)	0.5
Movement on provisions	**(3.1)**	-	(0.1)
Net cash outflow in respect of restructuring	**(0.1)**	(0.2)	(0.4)
Net cash (outflow)/inflow from operating activities	**(1.3)**	(2.8)	8.7

9 Provisions

	Restructuring £m	Pensions £m	Deferred Tax £m	Total £m
At 25 January 2003	6.1	0.5	0.2	6.8
Utilisation	(2.9)	-	-	(2.9)
At 26 July 2003	**3.2**	**0.5**	**0.2**	**3.9**

	£m
Restructuring provisions	
Rationalisation of administrative functions	0.1
Rationalisation of store portfolio	0.3
Provision for termination of European operations	2.8
	3.2